As filed with the U.S. Securities and Exchange Commission on June 8, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

DESARROLLADORA HOMEX, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

Homex Development Corp.
(Translation of issuer’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 590-9200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.	Edward S. Best, Esq.
Ziegler, Ziegler & Associates LLP	Mayer, Brown, Rowe & Maw LLP
570 Lexington Avenue, 44th Floor	190 South LaSalle Street
New York, New York 10022	Chicago, Illinois 60603
(212) 319-7600	(312) 782-0600

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	aggregate price per	aggregate offering	Amount of
Securities to be registered	to be registered	unit(1)	price(2)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 6 common shares of Desarrolladora Homex, S.A. de C.V.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$633.50

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American
Item Number and Caption		Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Desarrolladora Homex, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement dated as of , 2004 among Desarrolladora Homex, S.A. de C.V., JPMorgan Chase Bank, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 8, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, as Depositary

By:	/s/Joseph M. Leinhauser

Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

     Pursuant to the requirements of the U.S. Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Culiacán, Sinaloa, Mexico, on the 8th day of June, 2004.

DESARROLLADORA HOMEX, S.A. DE C.V.

By:	/s/ Cleofas Hinojosa Saenz

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Name	Position	Date
/s/ Gerardo de Nicolás Gutiérrez Gerardo de Nicolás Gutiérrez	President and Chief Executive Officer (Principal Executive Officer); Director	June 8, 2004
/s/ Cleofas Hinojosa Saenz Cleofas Hinojosa Saenz	Chief Financial Officer (Principal Financial and Accounting Officer)	June 8, 2004
Eustaquio de Nicolás Gutiérrez	Chairman of the Board of Directors; Director	June 8, 2004
/s/ Gary R. Garrabrant Gary R. Garrabrant	Vice Chairman of the Board of Directors; Director	June 8, 2004
José Ignacio de Nicolás Gutiérrez	Director	June 8, 2004
/s/ Luis Alberto Harvey Mckissack Luis Alberto Harvey McKissack	Director	June 8, 2004
/s/ Matthew M. Zell Matthew M. Zell	Director	June 8, 2004

Name	Position	Date
/s/Z. Jamie Behar Z. Jamie Behar	Director	June 8, 2004
Wilfrido Castillo Sánchez-Mejorada	Director	June 8, 2004
/s/Edward Lowenthal Edward Lowenthal	Director	June 8, 2004
/s/Gary R. Garrabrant Gary R. Garrabrant	Authorized Representative in the United States	June 8, 2004

INDEX TO EXHIBITS

Exhibit		Sequentially
Number		Numbered Page
(a)	Form of Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.